UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended December 2025

Commission File No. 001-41493

LICHEN INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,
Siming District, Xiamen City,
Fujian Province, China, 361013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒            Form 40-F ☐

In connection with the extraordinary general meeting of shareholders of Lichen International Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of Extraordinary General Meeting and Proxy Statement and Form of Proxy Card.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025	Lichen International Limited

	By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer, Chairman of the Board, and Director

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